Exhibit 10.1

Annual Retainer for Directors

Non-employee directors receive a $50,000 annual retainer for their board service. In addition, the Audit Committee Chairman receives a $10,000 annual retainer and other members of the Audit Committee receive a $5,000 annual retainer. The retainer can be paid quarterly in cash, paid quarterly in company stock, or deferred quarterly into a variety of book-entry investment funds, including a General Mills stock fund.